LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 21, 2022

Mr. Ryan Sutcliff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Morgan Creek Exos Active SPAC Arbitrage ETF (the “Fund”)
File Nos. 333-215588 and 811-23226

Dear Mr. Sutcliff:

This correspondence responds to the comments that the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 143 to the Trust’s Registration Statement on Form N-1A filed November 12, 2021 (SEC Accession No. 0000894189-21-007999) (the “Amendment”).

For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Fees and Expense Table and Example Information

1.Comment: Regarding all blanks within the Amendment, please ensure all information required by Form N-1A is included within the documents prior to filing with the Commission.

Response: The Trust acknowledges the Staff’s comment and will complete all previously-incomplete information in accordance with Form N-1A prior to filing an amendment to the Fund’s registration statement.

2.Comment: Please provide a completed a fee table and expense example in advance of the Fund’s effectiveness.

Response: The completed fee table and expense example have been included as Appendix A to this correspondence.

3.Comment: Please confirm the Fund’s acquired funds fees and expenses (“AFFE”) are not anticipated to exceed 0.01% or include AFFE as a separate line item in the fee table.

Response: The Trust confirms that the Fund’s AFFE is not anticipated to exceed 0.01%.

4.Comment: Confirm there are no fee waiver, expense reimbursement or recoupment arrangements.

Response: The Trust confirms there are no such arrangements.

Principal Investment Strategies

5.Comment: Provide plain English definitions of “warrants” and “rights,” preferably after the first usage of such terms.

Response: The Trust has made the following revision to the first paragraph of the “Principal Investment Strategies” section:

“Under normal market conditions, the Fund seeks to achieve its investment objective by investing primarily in units made up of common stock, rights and warrants. A right is a privilege granted to existing holders of a company’s stock to receive additional shares of the common stock before it is offered to the public. A warrant is a derivative that gives the right, but not the obligation, to buy or sell a security at a certain price prior to expiration.”
6.Comment: Does the Fund’s principal strategy include the identification of pre-combination SPACs that it believes are more likely to consummate a combination? If so, please disclose. In addition, please disclose the Fund’s strategy for evaluating a SPAC that elects to extend its initial time frame.

Response: The Trust has added the following disclosure to the paragraph entitled “Investment Sub-Adviser’s Process” in the “Principal Investment Strategies” section of the Prospectus:

The Sub-Adviser evaluates potential SPAC investments by seeking to identify those it believes are more likely to: (i) complete a merger, (ii) complete a merger in a short period of time; and (iii) generate above-average performance. The Sub-Adviser considers a variety of factors, including a SPAC’s history and relationships, area of focus, and its management team’s ability to raise outside capital. Potential SPAC investments are also analyzed using a proprietary framework that estimates the potential return of each security taking into account 1) the stated return to trust value and 2) the estimated value of the embedded options. The Sub-Adviser will make a determination as to whether to continue to hold an individual SPAC security beyond the initial time period within which the SPAC has to complete a Combination if such time frame is extended because the SPAC has not yet completed a Combination. In such cases, the Sub-Adviser will consider similar criteria, including any additional capital invested in the SPAC and the estimated return from the embedded options.

7.Comment: Please define “Adviser” after the first usage of the term.

Response: The Trust has made the following revisions to the “Principal Investment Strategies” and “Portfolio Management” sections of the Prospectus:

Exos Asset Management, LLC (the “Sub-Adviser”) is responsible for the day-to-day management of the Fund with the oversight of ~~the Adviser~~ Morgan Creek Capital Management, LLC (the “Adviser”).

Portfolio Management

Adviser Morgan Creek Capital Management, LLC ~~(the “Adviser”)~~

8.Comment: Does the Fund intend to principally invest in any founder shares? If so, explain what they are and the associated risks.

Response: The Trust confirms supplementally that the Fund does not intend to invest in founder shares as a part of its principal investment strategy.

9.Comment: With respect to the Fund’s 80% policy, please disclose the “limited circumstances” under which rights or warrants on post-combination SPACs will be a part of the 80% bucket and how that is not misleading in light of Rule 35d-1. Please note that the Staff has generally considered that the use of “SPAC” in a fund’s name indicates that there will be no post-combination SPAC holdings.

Response: The Trust confirms supplementally that, although the Fund does not intend to hold any SPAC units or common shares after a business combination, the Fund may hold a de minimis amount of the rights or warrants attached to an original SPAC security. These holdings are not expected to exceed 2.5% of the Fund’s net assets and will not be included in the calculation of the 80% bucket. Such positions will be held in a manner consistent with the Fund’s overall risk management and will be designed to extract additional value from securities acquired prior to the business combination. As such, the Trust has made the following revision:

Pre-Combination SPACs often have predetermined time frames to consummate a Combination (typically two years) or the SPAC will seek to extend the time frame or liquidate. “Post-Combination” SPACs are operating companies that have completed a Combination with a SPAC. The Fund generally will not hold a SPAC’s common stock past the date on which it no longer has the ability to redeem its share of the underlying collateral held in trust but may, in limited circumstances, continue to hold the rights or warrants on a Post-Combination SPAC security. Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in Pre-Combination SPACs~~(along with the warrants and rights issued in connection with the IPO of Pre-Combination SPACs) and,~~.

10.Comment: Supplementally, please provide the anticipated percentage of assets that will be deemed “less liquid” or “illiquid.”

Response: The Trust confirms supplementally that the Fund will not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

Principal Investment Risks

11.Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser and Sub-Adviser consider the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

12.Comment: With respect to the “Associated Risks of Investing in Pre-Combination SPACs”:

a.Consider adding risk disclosure regarding the extension of the SPAC beyond any initial time frame;
b.Consider disclosing that many SPACs restrict redeeming more than a certain percent of outstanding public shares in order to discourage holders from accumulating large blocks of shares;
c.Consider disclosing that a SPAC could enter into a combination with an affiliate of the SPAC’s sponsor which could create a stronger incentive for sponsor approval;
d.Consider disclosing that if the SPAC extends the initial period, the Fund could have difficulty redeeming its SPAC shares if it does not want to hold past the initial period; and
e.Consider disclosing that some SPACs that seek shareholder approval to enter into a business combination might have different terms for redeeming shares depending on how shareholders vote.

Response: In response to the Staff’s requests, the Trust has made the following revisions:

Associated Risks of Pre-Combination SPACs. The Fund invests in equity securities, warrants and rights of SPACs, which raise funds to seek potential Combination opportunities. Unless and until a Combination is completed, a SPAC generally invests its assets in U.S. government securities, money market securities, and cash. If a Combination that meets the requirements for the SPAC is not completed within a pre-established period of time (e.g., 18-24 months), the invested funds are generally returned to the entity’s shareholders (less any applicable taxes, fees, and administrative expenses); however, in certain cases, the SPAC may extend its period of operations beyond the initial pre-established period of time. If this occurs, a fund investing in the SPAC may have difficulty redeeming its holdings, or may not be able to do so at a desirable time. Because SPACs have no operating history or ongoing business other than seeking Combinations, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable Combination. There is no guarantee that the SPACs in which the Fund invests will complete a Combination or that any Combination that is completed will be profitable. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial Combination because certain stockholders, including stockholders affiliated with the management or the sponsor of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a Combination even though a majority of its public stockholders do not support such a Combination. Although redemption rights are generally granted to all public shareholders regardless of how they vote, exchange rules may only oblige SPACs to offer redemption rights to shareholders that vote against a Combination. Some SPACs may pursue Combinations only within certain industries or regions, which may increase the volatility of their prices. Additionally, SPAC securities, which are typically traded in the over-the-counter market, may be considered illiquid and/or be subject to restrictions on resale or redemption, which may have the effect of discouraging shareholders from accumulating large blocks of SPAC holdings.

13.Comment: In the “Associated Risks of Investing in Pre-Combination SPACs,” disclosure expand on the risk that “There is no guarantee that the SPACs in which the Fund invests will complete a Combination or that any Combination that is completed will be profitable,” including that if the SPAC does not complete a combination or announce a combination, the Fund’s SPAC investment will be sitting in cash.

Response: The Trust directs the Staff to the second sentence of the risk’s current disclosure, which states that “[u]nless and until a Combination is completed, a SPAC generally invests its assets in U.S. government securities, money market securities, and cash.”

14.Comment: Please include a discussion of the Fund’s investment objective, strategies and policies in accordance with the requirements of Form N-1A, Items 9(a) and (b).

Response: The Trust believes the current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective, strategies and policies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.

15.Comment: Consider adding risks regarding recent SEC regulatory guidance, see e.g., Staff Statement on Accounting and Reporting considerations for Warrants Issued by SPACs (April 12, 2021).

Response: The Trust respectfully acknowledges the Staff’s comment and has confirmed that it believes the existing risk disclosure is appropriate as written.

16.Comment: In the “Associated Risks of Investing in Pre-Combination SPACs,” with respect to the third sentence that states that “[b]ecause SPACs have no operating history or ongoing business other than seeking Combinations, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable Combination”; if true, please disclose that invested funds are returned after any applicable taxes, fees, and administrative expenses.

Response: The Trust has made revisions in response to the Staff’s comment which are reflected in the Trust’s response to Staff comment 12, above.

17.Comment: With respect to “ETF Risks,” disclose that for all or a portion of the ETF’s underlying securities that trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s formal trading day. In addition, note that this, in turn, could lead to differences between the market price of the ETFs shares and their underlying value.

Response: The Trust has made the requested revision.

Prior Performance

18.Comment: Explain in detail how the SPAC+ Fund and the Fund can be said to be substantially similar for purposes of including prior performance when the SPAC+ Fund utilizes leverage and has no leverage limits, and the proposed Fund does.

Response: The Trust responds supplementally that the Fund has determined that it will not utilize leverage as part of its principal investment strategy; as such, the Trust has determined that the strategy of the SPAC+ Fund, which utilizes leverage, and the Fund, which does not, are not “substantially similar” under relevant no-action relief permitting presentation of prior performance. Therefore, the Trust has removed the prior performance disclosure from the Fund’s Prospectus.

19.Comment: Identify clearly in this section the name of the portfolio manager and Adviser.

Response: As noted in response to Staff comment 18 above, the Trust has removed the prior performance disclosure from the Fund’s Prospectus.

20.Comment: In the second paragraph, where the Fund discloses that “[i]n addition, the SPAC+ Fund is not subject to certain investment limitations and other restrictions imposed by the 1940 Act, and the Internal Revenue Code of 1986 (the “Code”)…”, add that the SPAC+ Fund is not subject to the diversification requirements imposed by the 1940 Act.

Response: As noted in response to Staff comment 18 above, the Trust has removed the prior performance disclosure from the Fund’s Prospectus.

21.Comment: Delete the last paragraph, as it is duplicative of the disclosure above.

Response: As noted in response to Staff comment 18 above, the Trust has removed the prior performance disclosure from the Fund’s Prospectus.

22.Comment: In the Trust’s response to the Staff, please represent that the Fund’s portfolio manager, while managing the SPAC+ Fund, is the only person identified as being primarily responsible for day-to-day management for the entire performance period presented. Please also represent that the SPAC+ Fund has the record necessary to support the calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisors Act.

Response: As noted in response to Staff comment 18 above, the Trust has removed the prior performance disclosure from the Fund’s Prospectus.

Statement of Additional Information

23.Comment: With respect to investment restriction #7, please remove the word “related” as this is not explicitly in section 8(b)(1) of the 1940 Act.

Response: The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes of determining industry concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

24.Comment: In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).

Response: The Trust has replaced the current disclosure with the following:

“ACCEPTANCE OF ORDERS OF CREATION UNITS. The Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a Fund, the Trust does not intend to suspend acceptance of orders for Creation Units.”

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 336-9563 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

Exhibit A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	1.25%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	1.25%

1 Estimated for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$127	3 Years:	$397